

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2024

Kevin Criddle
Partner, DLA Piper LLP (US)
Hagerty, Inc.
2525 East Camelback Road, Suite 1000
Phoenix, Arizona 85016

      Re: Hagerty, Inc.
           SC TO-I filed June 3, 2024
           File No. 005-92476

           Registration Statement on Form S-4
           Filed June 3, 2024
           File No. 333-279919

Dear Kevin Criddle:

      We have reviewed your filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Schedule TO-I

General

1.   We note that you entered into tender and support agreements with holders of approximately 44.3% of the Public Warrants, 57.2% of the Private Placement Warrants and 81.5% of the PIPE Warrants. We also note that, with respect to the holders of such warrants, you appear to have completed the exchange privately. Please provide us your analysis as to why you believe you may register the issuance of shares to such holders.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions